DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 28

VERSAILLES, KENTUCKY 40383

TELEPHONE: (859) 873-3766; (859) 221-9847

FAX: (859) 873-3606

E-MAIL: darsieandelste@aol.com

GAY M. ELSTE		JOHN C. DARSIE, JR. (1936-1994)

December 28, 2012

United States Securities and Exchange Commission

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Sheila Stout

via EDGAR

RE:         Dupree Mutual Funds, File No. 811-2918

               2012 Annual Report review

Dear Ms. Stout:

Thank you for your telephone call of December 27, 2012 concerning the response provided to numeric comment #7 regarding the net expense ratio of the North Carolina Tax-Free Short to Medium Series as stated in the Prospectus and the Annual Report.

My understanding of the comment you relayed to me in our telephone conversation of December 3, 2012 was:

For the North Carolina Short to Medium Series the net expense ratio as stated in the Financial Highlights of the Annual Report and the Prospectus did not match.

CORRECTED RESPONSE: The Registrant has reviewed the figures set forth in the Annual Report and the Prospectus and concluded that there was typographic error. The net expense ratio of .78 as stated in the Annual Report is the correct figure. The .76 figure appearing at page 18 of the Prospectus is incorrect. The Registrant proposes to “sticker” the Prospectus to reflect the correct net expense ratio of .78, while also correcting the “shareholder services fee” figure to .15. The proposal to “sticker” the Prospectus, is of course subject to approval by the Branch Manager.

The Registrant incorporates by reference all of the remaining responses to the staff comments and the Registrant’s “Tandy letter” as set forth in the previously filed EDGAR correspondence dated December 24, 2012.

If the within response fails to fully respond to the Commission’s comments, please do not hesitate to contact me at 859.221.9847.

Yours very truly,

/s/ Gay M. Elste
Gay M. Elste

GME:bh